Direct Dial: 216.348.5411

E-mail: mmeaney@mcdonaldhopkins.com

October 21, 2021

Via Edgar Transmission

Ms. Kimberly Browning

Securities & Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549-0506

Re:

Ancora Trust, File Nos. 333-108196 and 811-21418

Dear Ms. Browning:

On September 29, 2021, Ancora Trust (the “Registrant”) filed a preliminary proxy statement relating to a shareholder meeting to consider approval of a new investment advisory agreement with Ancora Advisors LLC.  In a telephone conversation on October 6, 2021, you provided comments to the preliminary proxy statement.  Please find below a summary of your comments and the Registrant’s responses, which the Registrant has authorized McDonald Hopkins LLC to make on behalf of the Registrant.  Capitalized terms used herein have the same meanings given to them in the proxy statement.  Redlined changes to the preliminary proxy are provided in the attached Appendix A as you requested.

Comment 1.  Please include Tandy Representations in your response letter.

Response.  Tandy Representations are included below.

Comment 2.  Please delete the “KK” and “MH 9/28” notations appearing on certain pages.

Response.  These notations have been deleted.

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Comment 3.  Please clearly mark the proxy statement and form of proxy “Preliminary” in accordance with Rule 14a-6(e)(1).

Response.  Such marking will be done in future preliminary proxy statement filings.

Comment 4.  Include in the shareholder letter, Q&A and proxy statement an explicit statement that the Board determined that approval of the advisory agreements is in the best interests of the Funds and their shareholders.

Response.  The relevant disclosure has been revised as requested.

Comment 5.  State the reasons for the Transaction.  Supplementally provide to the SEC staff the amount of consideration paid in the Transaction.

Response.  The requested disclosure regarding the reasons of Focus and Ancora for entering into the Transaction has been included.  The requested disclosure with respect to the consideration paid in the Transaction has not been included since such information is confidential business information and Registrant believes it is not relevant to the shareholders’ decision whether to approve the new investment advisory agreement.

Comment 6.  State the Closing Date of the Transaction.

Response.  The disclosure that the Closing Date was October 1 has been included.

Comment 7.  In general, please delete language such as “is expected to” or “anticipates” everywhere it appears, except that it is permissible to state that personnel who currently manage the Funds are expected to continue to do so after the Closing.

Response.  The Registrant has revised the relevant disclosure as requested where it is feasible to do so without attempting to predict with certainty the course of future events.

Comment 8.  Whenever comparing the terms of the new two agreements to the existing agreement, please do not state that they are “substantially” identical to the existing agreement, but specifically disclose any material differences.

Response.  The relevant disclosure has been revised as requested.

Comment 9.  Under the headings in the proxy statement  “General Overview – The Transaction” and “Proposal 1:  Approval of New Advisory Agreement – Interim Advisory Agreement,” please include an express statement that the compensation under the interim agreement will be no greater than would have been received under the existing agreement.

Response.  The relevant disclosure has been revised as requested.

Comment 10.  When describing the terms of the Interim Advisory Agreement, instead of the word “duration”, please use “effective and termination dates” to track Rule 15a-4(b)(2)(v).

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Response.  The relevant disclosure has been revised as requested.

Comment 11.  Disclose in the shareholder letter, Q&A and proxy statement the current advisory fee rates for each Fund.

Response.  The relevant disclosure has been revised as requested.

Comment 12.  When discussing Board approval of the Interim Advisory Agreement in the second paragraph under “Proposal to Approval of the new Advisory Agreement – Interim Advisory Agreement” consider tracking the language of Rule 15a-4(b)(2)(ii) that “majority” of disinterested Trustees approved.

Response.  The Registrant does not believe it is necessary to change the current wording since it already states that the Trustees approved unanimously.

Comment 13.  Supplementally to the SEC staff, confirm that the Funds satisfy the Fund Governance Standards.

Response.  The Registrant confirms that the Fund satisfies the Fund Governance Standards.

Comment 14.  In the paragraph of the shareholder letter beginning “Under the New Advisory Agreement…,” where listing what won’t change, add “risks, principal or non-principal strategies, and fundamental or non-fundamental investment restrictions.”

Response.  The relevant disclosure has been revised as requested.  Also, to avoid potentially confusing redundancy, in the immediately following paragraph, the references to “the Funds investment objectives, strategies and policies,” and “the Fund’s advisory fees” have been deleted.  In addition, conforming changes have been made to the last two paragraphs under General Overview – The Transaction.”

Comment 15.  Confirm to the SEC staff that no internet or telephone voting will be provided.

Response.  The Registrant confirms that no internet or telephone voting will be provided.

Comment 16.  In the shareholder letter, describe how a proxy may be revoked and wherever revocation is discussed, to whom and where notice of revocation should be sent.

Response.  The relevant disclosure has been revised as requested.

Comment 17.  In the third paragraph under the first Question in the Q&A, please delete “not expected to”.

Response.  The relevant disclosure has been revised as requested.

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Comment 18.  In the fourth Question on page vi, regarding fee rates, please state what the current fees are for each Fund.

Response.  The relevant disclosure has been revised as requested.

Comment 19.  Please describe the material terms of the Fee Waiver Agreement, including whether the Advisor has the right to recoup fees previously waived by the Advisor and whether such rights “flow through” from pre-closing to post-closing periods.

Response.  The relevant disclosure has been revised as requested.

Comment 20.  Add the new Fee Waiver Agreement as an Appendix to the Proxy Statement.

Response.  The new Fee Waiver Agreement has been added as Appendix I.

Comment 21.  Confirm to SEC staff that solicitations will not be made by any specially engaged employees or paid solicitors.

Response.  The Registrant so confirms.

Comment 22.  In the proxy statement, under Proposal 1, please give the date of the Annual Report.

Response.  The relevant disclosure has been revised as requested.

Comment 23.  In the discussion of Section 15(f), please state that the Board has determined that the conditions of the Rule will be met.

Response.  The relevant disclosure has been revised as requested.

Comment 24.  In the second paragraph of the Section 15(f) discussion, instead of a “three year period from the date the Transaction closed” consider referring to three years from the “date of the assignment”, so the text aligns with the language of the statute.

Response.  The relevant disclosure has  been revised as requested.

Comment 25.  In the last paragraph under “Proposal 1:  Approval of the New Advisory Agreement - Interim Advisory Agreement,” delete “prior to” and insert “by” the end of the 150-day period, to conform to Rule 15a-4.  At the end of that sentence, state that interest will be paid.  In the next sentence, revise to make clear that interest will be paid under either eventuality.

Response.  The relevant disclosure has been revised as requested.

Comment 26.  Supplementally confirm to SEC staff that the escrow agent will be the Fund’s Custodian.

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Response.  The Registrant confirms that the escrow agent will be the Fund’s custodian.

Comment 27.  In last sentence under “Proposal 1:  Approval of the New Advisory Agreement - Interim Advisory Agreement,” conform the language to Rule 15a-4 by stating that the contract may be terminated by the Board or a majority of Fund’s outstanding voting securities.

Response.  The relevant disclosure has been revised as requested.

Comment 28.  In the first bullet point under “Factors Considered in Approving the Advisory Agreements,” describe what other services were considered (in addition to the investment advisory services).

Response.  The relevant disclosure has been revised as requested.

Comment 29.  In the last bullet point under “Factors Considered in Approving the Advisory Agreements”, state that the Board has determined that the conditions of Section 15(f) will be met.

Response.  The relevant disclosure has been revised as requested.

Comment 30.  Confirm supplementally to the SEC staff that the independent Trustees did not have separate counsel.

Response.  The Registrant so confirms.

Comment 31.  Explain supplementally to the SEC staff whether the Board obtained information from sources other than the Advisor.  If not, explain why not.

Response.  The Board did not obtain information from sources other than the Advisor because the Board believed that the information provided by the Advisor was adequate for the Board to make a decision.  However, the information provided by the Advisor did include information obtained from third party sources, that is, Morningstar data and information obtained from the Fund’s transfer agent on fees paid by comparably sized funds.

Comment 32.  Under the heading “The investment performance of the Funds achieved by the Advisor”, please clarify what factors were considered by the Board.

Response.  The Registrant has revised he disclosure to clarify the considerations of the Trustees.

Comment 33.  In the paragraph under “The extent to which the Advisor will realize economies of scale,” disclose that there can be no assurance that the Funds will ever reach the asset levels necessary for economies of scale to take effect.

Response.  The Registrant has revised the disclosure as requested.

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Comment 34.  In the paragraph under “Total expenses of the Funds and competitiveness of fees,” explain what is meant by “other smaller funds”.

Response.  The Registrant has revised the disclosure as requested.

Comment 35.  Disclose that when the fee waiver agreement expires and is not renewed, expenses will increase.  Disclose that the Board considered this factor in its determination.

Response.  The relevant disclosure has been revised as requested.

Comment 36.  Explain supplementally to the SEC staff whether any adverse considerations were considered by the Board (i.e., reasons for not approving the new Advisory Agreement).  If not, why not?

Response.  No such adverse considerations were considered, because the Board was not aware of any reasons why the Agreement should not be approved.

Comment 37.  “Under Voting Information – Voting Rights,” revise the disclosure to state that “broker non-votes” may not be considered for purposes of quorum or the 1940 Act definition of a “majority of the outstanding voting securities”, and make conforming changes in the “Quorum, Adjournment” section.

Response.  The relevant disclosure has been revised as requested.

Comment 38.  On Appendix C, please correct the mis-numbering of the footnotes to the table headings.

Response.  The mis-numbering of the footnotes was caused by word processing errors and has been corrected.

Comment 39.  On the proxy card, this language must be in bold type:  This Proxy is Solicited on Behalf of the Board of Trustees.

Response.  The relevant disclosure has been revised as requested.

Comment 40.  On the proxy card, the language in caps above Proposal 1 should also be in bold.

Response.  The relevant disclosure has been revised as requested.

Comment 41.  Please provide a copy of the draft definitive proxy statement for Staff review prior to submitting the definitive proxy statement.

Response.  The draft proxy statement has been included as Appendix A to this response letter.

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The Registrant has authorized McDonald Hopkins LLC to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Michael J. Meaney at (216) 348-5411.

Very truly yours,

/s/ Michael J. Meaney

Michael J. Meaney

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Appendix A

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PRELIMINARY

ANCORA TRUST

Ancora Income Fund

Ancora/Thelen Small-Mid Cap Fund

Ancora Microcap Fund

Ancora Dividend Value Equity Fund

(each a “Fund” and together, the “Funds”)

October __, 2021

Dear Shareholders:

The enclosed Proxy Statement discusses a proposal to be voted upon by shareholders (the “Shareholders”) of the above-named Funds, each a series of Ancora Trust (the “Trust”), at a special meeting of shareholders to be held at the offices of Ancora Advisors LLC, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124 on November 23, 2021 at 10:00 a.m. Eastern Time.   Please review the Proxy Statement and cast your vote on the proposal. After considering the proposal, the Board of Trustees of the Trust (the “Board” or the “Trustees”) has unanimously approved the proposal. The Board recommends that shareholders vote “FOR” the proposal.

Ancora Advisors LLC (the “Adviser”) serves as each Fund’s investment adviser, under an investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “Existing Advisory Agreement”). As each Fund’s investment adviser, the Adviser is responsible for each Fund’s overall investment strategy and its implementation.

As discussed in more detail in the enclosed Proxy Statement, on August 31, 2021, Ancora Holdings Inc., the parent company of the Adviser, entered into an agreement and plan of merger (the “Transaction Agreement”) with Focus Financial Partners Inc. (“Focus”), a partnership of independent fiduciary wealth management firms (the “Transaction”). The Transaction closed on October 1, 2021.  The reasons for this Transaction were for Focus to significantly expand its presence in the Midwest high net worth market and for the Ancora busi ness to accelerate its grow th by leveraging Focus’ resources.   Following the closing of the Transaction (“Closing”), the Adviser will continue to serve as each Fund’s investment adviser (the “Adviser”) pursuant to an Interim Advisory Agreement (as defined and discussed in more detail below).

The Transaction  ~~is~~  will not  ~~expected   to~~  result in any material  ~~change   in~~  changes to the  ~~day-to-day   management~~  organization and structure of the Funds.  The Adviser’s business is expected to continue to operate as it  ~~has~~  did prior to the Transaction.  ~~If   successful,   the~~  The Closing  ~~will   result~~  resulted in a change of control of the Adviser (the “Change of Control”). Consistent with applicable requirements under the Investment Company Act of 1940, as amended (the “1940 Act”), the Existing Advisory Agreement contains a provision that the agreement will automatically terminate in the event of its “assignment” (as defined in the 1940 Act). The Change of Control  ~~will cause~~  caused the assignment of the Existing Advisory Agreement triggering the automatic termination of such agreement.

To provide for continuity in the operation of the Funds, at a special meeting held on September 15, 2021, the Board unanimously approved an interim investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “Interim Advisory Agreement”) that  ~~will each take~~  took effect immediately upon Closing. In reliance upon applicable rules under the 1940 Act, the Adviser will be permitted to provide investment advisory services to the relevant Funds under the Interim Advisory Agreement for up to 150 days following Closing, and may do so without having received the prior approval of shareholders of the relevant Funds. The terms and conditions of the Interim Advisory Agreement are  ~~substantially~~ identical to the Existing Advisory Agreement, except to reflect the  ~~duration,~~  effective and termination dates and escrow provisions described in more detail in the Proxy Statement. The Interim Advisory Agreement may be terminated prior to the completion of its 150-day term, and will terminate in the event that shareholders of the Funds approve the New Advisory Agreement.

To continue to provide for continuity in the operation of the Funds beyond the 150-day interim period, you are being asked to approve a new investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “New Advisory Agreement”).

Under the New Advisory Agreement, the Adviser will provide investment advisory services to each Fund on ~~substantially~~  the same terms and  ~~conditionsand~~  cond itions and for identical fees to those currently in effect.   The annual advisory fees payable to the Advisor are

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the followi ng percentages of net assets of each Fund: 0.50% for Ancora Income Fund, 1.00% for Ancora/Thelen Small-Mid Cap Fund, 1.00% for Ancora MicroCap Fund and 0.75% for Ancora Divided Value Equity Fund.   None of the Funds’ investment objectives, policies,  ~~or~~  risks, principal or non-principal strategies , or fundamental or non-fundamental investment restrictions will change as a result of the Transaction. All of the investment advisory personnel who currently manage the Funds are expected to continue to do so after Closing. In addition, the Board’s Trustees who oversee the Trust will continue to do so after Closing.

The Transaction WILL NOT CHANGE:  ~~the   Fund’s   investment   objective(s),   strategies and policies;~~  the Fund’s name ~~;~~  or the number of shares you own of your Fund ~~;   or   the Fund’s   advisory   fees~~  ..

The Board has determined that approval of the New Advisory Agreement is in the best interests of the Funds and their shareholders .

The Board recommends that you vote “FOR” the proposal.

Your vote is important no matter how many shares you own. The proxy documents explain the proposal in detail, and we encourage you to review them. Voting your shares early will avoid costly follow-up mail and telephone solicitation. After reviewing the enclosed materials, please complete, sign and date your proxy card(s) and mail it promptly in the enclosed return envelope.  This will ensure that your vote is counted even if you cannot attend the special meeting in person. If you have any questions about the proposal or the voting instructions, please call the Trust at 1-866-626-2672.

You may revoke your proxy at any time before it is exercised by giving notice of your revocation in writing to the Trust at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124, or by the execution and delivery of a later-dated proxy.  You may also revoke your proxy by attending the Meeting, requesting the return of your proxy and voting in person (merely attending the Meeting, however, will not revoke any previously submitted proxy).

Very truly yours,

 /s/ Bradley A. Zucker

Bradley A. Zucker

President, Treasurer and Secretary

Ancora Trust

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ANCORA TRUST

Ancora Income Fund

Ancora/Thelen Small-Mid Cap Fund

Ancora Microcap Fund

Ancora Dividend Value Equity Fund

(each a “Fund” and together, the “Funds”)

October ____, 2021

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

To be Held On November 23, 2021

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio  44124

(866) 626-2672

Notice is hereby given that a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of the Funds, each a series of Ancora Trust, an Ohio business (the “Trust”), will be held in the offices of Ancora Advisors LLC (the “Adviser”), 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44124 on November 23, 2021 at 10:00 a.m. Eastern Time. At the Meeting, Shareholders will be asked to vote on the following proposal with respect to each Fund in which they own shares:

Proposal

Applicable Funds

To approve a new investment advisory agreement between the Trust,

All Funds

on behalf of each Fund, and the Adviser.

The Board recommends that you vote “FOR” this proposal.

You are entitled to vote at the Meeting, or any adjournment(s), postponement(s) or delay(s) thereto, if you owned shares of one or more of the Funds at the close of business on September 17, 2021 (the “Record Date”). Proxies or voting instructions may be revoked at any time before they are exercised by executing and submitting a revised proxy, by giving written notice of revocation to the  ~~relevant Fund~~  Trust at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124 or by voting in person at the Meeting (merely attending the Meeting, however, will not revoke any previously submitted proxy).

If the necessary quorum to transact business for each Fund, or the vote required to approve any proposal by a Fund, is not obtained at the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting in accordance with applicable law to permit further solicitation of proxies.

This notice and the accompanying proxy materials are first being sent to shareholders on or about October ___, 2021.

YOUR VOTE IS IMPORTANT - PLEASE COMPLETE AND RETURN YOUR PROXY PROMPTLY.

You are cordially invited to attend the Meeting. If you attend the Meeting, you may vote your shares in person. However, we urge you, whether or not you expect to attend the Meeting in person, to complete, date, sign and return the enclosed proxy card(s) in the enclosed postage-paid envelope. We ask your cooperation in voting your proxy promptly.

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Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to Be Held on November 23, 2021

The Proxy Statement is available on the Internet at www.ancora.net.

If you need assistance, or have any questions regarding the proposal or how to vote your shares, please call the Trust at 1-866-626-2672.

By order of the Board of the Trust, on behalf of the Funds.

/s/ Bradley A. Zucker

Bradley A. Zucker

President, Treasurer and Secretary

Ancora Trust

October ____, 2021

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IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSALS

While we strongly encourage you to read the full text of the enclosed Proxy Statement, we are also providing you with a brief overview of the subjects of the Shareholder vote. Your vote is important.

QUESTIONS AND ANSWERS

Q.

What is happening with respect to the Transaction?

Ancora Advisors LLC (the “Adviser”) currently serves as each Fund’s investment adviser under an investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “Existing Advisory Agreement”).  As each Fund’s investment adviser, the Adviser is responsible for each Fund’s overall investment strategy and its implementation.

On August 31, 2021, Ancora Holdings Inc., the parent company of the Adviser, entered into an agreement and plan of merger (the “Transaction Agreement”) with Focus Financial Partners Inc. (“Focus”), a partnership of independent fiduciary wealth management firms (the “Transaction”) ..  The Transaction closed on October 1, 2021 .  After Closing, the Adviser will continue to serve as each Fund’s investment adviser (the “Adviser”) pursuant to an Interim Advisory Agreement (as defined and discussed in more detail below).

The Transaction  ~~is~~  will not  ~~expected   to~~  result in any material  ~~change   in~~  changes to the  ~~day-to-da  y   management~~  organization and structure of the Funds.   ~~Upon completion, the~~  The Closing  ~~will result~~  resulted in a change of control of the Adviser (the “Change of Control”). Consistent with applicable requirements under the Investment Company Act of 1940, as amended (the “1940 Act”), the Existing Advisory Agreement contains a provision that the agreement will automatically terminate in the event of its “assignment” (as defined in the 1940 Act). The Change of Control  ~~will   cause~~  caused the assignment of the Existing Advisory Agreement, triggering the automatic termination of such agreement.

To provide for continuity in the operation of the Funds, at a special meeting held on September 15, 2021, the Board unanimously approved an interim investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “Interim Advisory Agreement”) that  ~~will take~~  took effect immediately upon Closing. In reliance upon applicable rules under the 1940 Act, the Adviser will be permitted to provide investment advisory services to the relevant Funds under the Interim Advisory Agreement for up to 150 days following Closing, and may do so without having received the prior approval of shareholders of the relevant Funds. The terms and conditions of the Interim Advisory Agreement are  ~~substantially~~ identical to the Existing Advisory Agreement, except to reflect  ~~effectivenessduration,~~  the effectiveness and termination dates and escrow provisions, as described in more detail in the Proxy Statement. The Interim Advisory Agreement may be terminated prior to the completion of its 150-day term, and will terminate in the event that shareholders of the Funds approve the New Advisory Agreement (defined below) which would become effective and replace the interim agreement.

To continue to provide for continuity in the operation of the Funds beyond the 150-day interim period, you are being asked to approve a new investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “New Advisory Agreement”).

Under the New Advisory Agreement, the Adviser will provide investment advisory services to each Fund on ~~substantially~~  the same terms and for the same fees that are currently in effect. None of the Funds’ investment objectives, policies, risks, principal or non-principal strategies or  ~~policies~~  fundamental or non -fundamental invest ment restrictions will change as a result of the Transaction. In addition, the investment advisory personnel who currently manage the Funds are expected to continue to do so after Closing. However, there can be no assurance that any particular employee of the Adviser will choose to remain employed by the Adviser before or after the Closing.

To continue to provide for continuity in the operation of the Funds following the Closing, and for reasons described in greater detail in this proxy statement, the Board recommends that Shareholders of the Funds approve the New Advisory Agreement.

The Proxy Statement provides additional information about the Adviser and the proposal.  ~~If   Shareholders   of   a   Fund approve the New Advisory Agreement, the ef  fectiveness of the agreement is contingent upon the Closing occurring. If the Transaction is~~

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~~consummated, the~~ The New Advisory Agreement will become effective for each Fund upon approval of such agreement by Shareholders of such Fund. ~~If the Transaction is not consummated, the New Advisory Agreement will not become effective.~~

The Board recommends that you vote “FOR” the proposal to approve the New Advisory Agreement for your Fund(s).

Q.

Why am I being asked to vote on the New Advisory Agreement?

A.

As described above, the Closing  ~~will trigger~~  triggered an “assignment” of your Fund’s Existing Advisory Agreement resulting in the automatic termination of such agreement. The 1940 Act requires that a new advisory agreement (other than an interim advisory agreement, as described in the Proxy Statement) be approved by the Board and shareholders of a fund in order to become effective. To ensure that the operation of your Fund can continue without any interruption and that the Adviser can provide your Fund with the services that are currently being provided to your Fund, the Board recommends that you approve the New Advisory Agreement for your Fund.

Q.

How will the Transaction affect me as a Fund Shareholder?

A.

Your Fund and its investment objective(s) and strategies will not change as a result of the completion of the Transaction, and you will still own the same number of shares of the same Fund. The terms of the New Advisory Agreement are ~~substantially~~  identical to the Existing Advisory Agreement, except for the new commencement date and a few other immaterial changes. If approved by Shareholders, the New Advisory Agreement will have an initial two-year term and will be subject to annual renewal thereafter. The advisory fee rates charged under the relevant New Advisory Agreement are identical to those under the Existing Advisory Agreement. The senior personnel and the investment advisory personnel of the Adviser who are involved in managing the Funds are not expected to change after the Closing.  In addition, the Trustees will continue in office after the Closing. However, there can be no assurance that any particular employee of the Adviser will choose to remain employed by the Adviser before or after the Closing.

Q.

Will any Fund’s name change?

A.

No. No Fund’s name will change as a result of the Transaction.

Q.

Will the fee rates payable under the New Advisory Agreement increase as a result of the Transaction?

A.

No. The proposal to approve the New Advisory Agreement does not seek any increase in fee rates.  Th e annual advisory fees payable to the Advisor are the following percentages of net assets of each Fund: 0.50% for Ancora Income Fund, 1.00% for Ancora/Thelen Small-Mid Cap Fund, 1.00% for Ancora MicroCap Fund and 0.75 % for Ancora Divided Value Equity Fund.  In addition, all of the current operating expense limits set forth in the existing Fee Waiver Agreement will remain in effect after Closing, until at least the end of the initial two-year term of the New Advisory Agreement.

Q.

Will my Fund pay for this proxy solicitation or for the costs of the Transaction?

A.

No. The Funds will not bear these costs. Focus and the Stockholders of Ancora Holdings Inc. each have agreed to bear one-half of any such costs that would otherwise be borne by the Funds.

Q.

Why are you sending me this information?

A.

You are receiving these proxy materials because as of the Record Date (defined below) you owned shares in one or more of the Funds and have the right to vote on this very important proposal concerning your investment.

Q.

How does the Board recommend that I vote?

A.

The Board unanimously approved the New Advisory Agreement at a meeting held on September 15, 2021, and recommends that you vote “FOR” the proposal.  The Board has determined that approval of the proposal is in the best interests of the Funds and their shareholders.

Q.

Who is entitled to vote?

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A.

If you owned shares of a Fund as of the close of business on September 17, 2021 (the “Record Date”), you are entitled to vote.

Q.

What if a Fund’s shareholders do not approve the New Advisory Agreement?

A.

Should a Fund’s shareholders not approve the New Advisory Agreement with respect to that Fund prior to the expiration of the 150-day term of the Interim Advisory Agreement, the Board will consider what other action is necessary, appropriate and in the best interests of that Fund and its shareholders under the circumstances ,  ~~[~~ including the possible liquidation of the Fund ~~]~~ . Importantly, approval of a New Advisory Agreement with respect to a particular Fund by shareholders of that Fund is not contingent upon approval of the New Advisory Agreement with respect to any other Fund.

Q.

How do I vote my shares?

A.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by certificates or book entries in your name so that you appear as a shareholder on the records of Mutual Shareholder Services, LLC, our stock transfer agent (the “Transfer Agent”), you may vote by proxy, meaning you authorize individuals named in the proxy card to vote your shares. You may provide this authorization by signing and dating the applicable proxy card you receive for the Fund(s) of which you are a shareholder, and return such completed proxy card(s) in the prepaid, self-addressed envelope that is enclosed in this Proxy Statement. You also may attend the Meeting and vote in person. If you own Fund shares of record and you do not return a proxy and do not attend the Meeting in person, your shares will not be voted. If you return your signed proxy card, but do not indicate your voting preferences, Bradley A. Zucker and/or Joseph M. Spidalieri will vote for the proposal on your behalf. Remember to sign, complete and return a separate proxy card for each Fund in which you own shares.

If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may instruct that institution on how to vote your shares. You may provide these instructions by voting via the Internet at proxyvote.com (and following the instructions on the website), by telephone by calling 1-800-454-8683 (and following the recorded instructions), or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution in the prepaid, self-addressed envelope that would be enclosed with the proxy materials. If you own Fund shares in street name and attend the Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting.

Q.

Why might there be more than one proxy card enclosed?

A.

If you own shares of multiple Funds, you will receive a separate proxy card for each applicable Fund. You will be allowed to vote your shares of a Fund only with respect to the approval of the New Advisory Agreement for that Fund.

Q.

What vote is required to approve the proposal?

A.

Approval of the proposal requires the affirmative vote of a “majority of the outstanding voting securities” of each Fund, which, under the 1940 Act, means an affirmative vote of the lesser of (a) 67% or more of the shares of a Fund present at the Meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (b) more than 50% of the outstanding shares.

Q.

What happens if I sign and return my proxy card but do not mark my vote?

A.

Your proxy will be voted “FOR” the proposal.

Q.

May I revoke my proxy?

A.

You may revoke your proxy at any time before it is exercised by giving notice of your revocation ~~to your Fund~~  in writing to the Trust at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124 , or by the execution and delivery of a later-dated proxy.  You may also revoke your proxy by attending the Meeting, requesting the return of your proxy and voting in person (merely attending the Meeting, however, will not revoke any previously submitted proxy).

Q.

How can I obtain a copy of a Fund’s annual report?

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A.

If you would like to receive a copy of the latest annual report for any Fund, please call 1-866-626-2672, write to the Trust at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44124, or visit the Funds’ website at www.ancora.net. If a Fund has issued an annual report, the report will be furnished free of charge.

Q.

Whom should I call for additional information about this Proxy Statement?

A.

If you need any assistance, or have any questions regarding the  ~~proposals~~  proposal or how to vote your shares, please call the Trust at 1-866-626-2672.

Q.

Where and when will the meeting be held?

A.

The meeting of shareholders will be held at the offices of Ancora Advisors LLC, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124 on November 23, 2021 at 10:00 a.m. Eastern Time.

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PRELIMINARY

VOTE TODAY!

TO AVOID THE EXPENSE OF A DELAYED MEETING, PLEASE RESPOND PROMPTLY. YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN.

Shareholders are invited to attend the Meeting in person. Any shareholder who does not expect to attend the Meeting is urged to indicate voting instructions on the enclosed proxy card(s), date and sign it, and return it in the envelope provided, which needs no postage if mailed in the United States. To avoid the additional expense of further solicitation, we ask your cooperation in responding promptly.

You may receive more than one proxy card. Please be certain to vote each proxy card you receive.

INSTRUCTIONS FOR EXECUTING PROXY CARD

The following general instructions for executing proxy cards may be of assistance to you and help avoid the time and expense involved in validating your vote if you fail to execute your proxy card(s) properly.

1.

Individual Accounts: Your name should be signed exactly as it appears in the registration on the proxy card.

2.

Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.

3.

All other accounts should show the capacity of the individual signing. This can be shown either in the form of the account registration itself or by the individual executing the proxy card. For example:

Registration

Valid Signature

A.

1) ABC Corp.

John D. Smith, Treasurer

2) ABC Corp. c/o John D. Smith, Treasurer

John D. Smith, Treasurer

B.

1) ABC Corp. Profit Sharing Plan

Jane B. Smith, Trustee

ABC Trust

Jane B. Smith, Trustee

C.

1) Jane B. Smith, Cust. f/b/o

Jane B. Smith Mary C. Smith UGMA

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ANCORA TRUST

Ancora Income Fund

Ancora/Thelen Small-Mid Cap Fund

Ancora Microcap Fund

Ancora Dividend Value Equity Fund

(each a “Fund” and together, the “Funds”)

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio  44124

PROXY STATEMENT

FOR THE SPECIAL MEETING OF SHAREHOLDERS

to be held on November 23, 2021

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Trustees (the “Board” or the “Trustees”) of Ancora Trust, an Ohio business trust, on behalf of the Funds, to be used at a special meeting of shareholders (the “Shareholders”) to be held in the offices of Ancora Trust, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44124, on November 23, 2021 at 10:00 a.m. (Eastern Time) and at any adjournment(s), postponement(s) or delay(s) thereof (such meeting and any adjournment(s), postponement(s) or delay(s) being referred to as the “Meeting”).

The solicitation of proxies for use at the Meeting is being made by the Funds by the mailing on or about October ___, 2021 of the Notice of Special Meeting of Shareholders, this Proxy Statement and the accompanying proxy card(s). Supplementary solicitations may be made by mail, telephone or personal interview by officers and Trustees of the Trust and officers, employees and agents of the Funds’ investment adviser, Ancora Advisors LLC (the “Advisor”), and/or its affiliates. Authorization to execute proxies may be obtained from Shareholders through instructions transmitted by telephone, email or other electronic means.

At the Meeting, Shareholders of each Fund will be asked to the vote on the following proposal with respect to each Fund in which they own shares:

Proposal

Applicable Funds

1.

To approve a new investment advisory agreement between the Trust, on behalf of each Fund, and the Adviser.

All Funds

The Board has set the close of business on September 17, 2021 as the record date (the “Record Date”) for the Meeting, and only  Shareholders of record on the Record Date will be entitled to vote on this proposal at the Meeting. The number of outstanding shares of each Fund, as of the close of business on the Record Date, is set forth in Appendix A to this Proxy Statement. Additional information regarding outstanding shares and voting your proxy is included at the end of this Proxy Statement in the sections titled “General  Information” and “Voting Information.”

Copies of the Funds’ annual report for the year ended December 31, 2020 have previously been mailed to Shareholders. This Proxy Statement should be read in conjunction with the annual report.

To request a copy of the Proxy Statement or the annual report, please call 1-866-626-2672, write to the Trust at Ancora Funds, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44142, or visit the Fund’s website at www.ancora.net.  You may also call for information on how to obtain directions to be able to attend the Meeting in person.

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Table of Contents

GENERAL OVERVIEW

4

The Transaction

4

About the Adviser

4

Reliance on Section 15(f) of the 1940 Act

5

Post-Transaction Structure and Operations

5

PROPOSAL 1: APPROVAL OF THE NEW ADVISORY AGREEMENT

6

Background

6

The Proposal

6

Board Approval and Recommendation

6

Description of the Existing Advisory Agreement and the New Advisory Agreement

6

Interim Advisory Agreement

6

Affiliated Service Providers, Affiliated Brokerage and Other Fees

7

Information about the Adviser

7

Required Vote

7

BOARD CONSIDERATIONS

8

Summary of Board Meetings and Considerations

8

Board Approval of Investment Advisory Agreement

8

Information about the Interim Advisory Agreement

10

GENERAL INFORMATION

11

Ownership of Shares

11

Other Information

11

Payment of Solicitation Expenses

11

Delivery of Proxy Statement

11

Other Business

11

Submission of Certain Shareholder Proposals

11

Principal Underwriter and Administrator

12

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to Be Held on November 23, 2021

12

Reports to Shareholders and Financial Statements

12

VOTING INFORMATION

13

Voting Rights

13

Attending the Meeting

13

Quorum; Adjournment

13

Required Vote

14

Required Vote

14

APPENDIX LIST

15

Appendix A - Shares Outstanding

A-1

Appendix B - Advisory Fee Rates

B-1

Appendix C - Advisory Fees and Other Fees Paid

C-1

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Appendix D - Information Regarding Officers and Directors of the Adviser

D-1

Appendix E - Information Regarding Certain Officers and Trustees of Ancora Trust

E-1

Appendix F - Principal Holders

F-1

Appendix G - Share Ownership of Trustees and Officers of the Trust

G-1

Appendix H - Form of the New Advisory Agreement

H-1

Appendix I – New Fee Waiver Agreement

I-1

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GENERAL OVERVIEW

The Transaction

Ancora Advisors LLC (the “Adviser”) serves as each Fund’s investment adviser under an investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “Existing Advisory Agreement”). As each Fund’s investment adviser, the Adviser is responsible for each Fund’s overall investment strategy and its implementation.

On August 31, 2021, Ancora Holdings Inc. (“Ancora Holdings”), the parent company of the Adviser, entered into an agreement and plan of merger (the “Transaction Agreement”) with Focus Financial Partners Inc. (“Focus”), a partnership of independent fiduciary wealth management firms (the “Transaction”). After the closing of the Transaction (the “Closing”), the Adviser will continue to serve as each Fund’s investment adviser (the “Adviser”) pursuant to an Interim Advisory Agreement (as defined and discussed in more detail below).

The  ~~Transac  tion is not~~  personnel who currently manage the Fund are expected to  ~~result in any material change in t  he day-to-day management of the Funds. If   successful,~~  continue to do so after the Closing  ~~will   result~~  .. The Closing occurred on October 1, 2021 and resulted in a change of control of the Adviser (the “Change of Control”). Consistent with applicable requirements under the Investment Company Act of 1940, as amended (the “1940 Act”), the Existing Advisory Agreement contains a provision that the agreement will automatically terminate in the event of its “assignment” (as defined in the 1940 Act). The Change of Control  ~~will cause~~  caused the assignment of the Existing Advisory Agreement, triggering the automatic termination of such agreement.

To provide for continuity in the operation of the Funds, at a special meeting held on September 15, 2021, the Board unanimously approved an interim investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “Interim Advisory Agreement”) that  ~~will  take~~  took effect immediately upon Closing. In reliance upon applicable rules under the 1940 Act, the Adviser will be permitted to provide investment advisory services to the relevant Funds under the Interim Advisory Agreement for up to 150 days following Closing, and may do so without having received the prior approval of shareholders of the relevant Funds. The terms and conditions of the Interim Advisory Agreement are  ~~substantially~~ identical to the Existing Advisory Agreement, except for the  ~~duration,~~  effect iveness and termination dates and escrow provisions. Fees payable under the Interim Advisory Agreement will be no greater than would have been paid under the Existing Advisory Agreement.   The Interim Advisory Agreement may be terminated prior to the completion of its 150 day term, including in the event that shareholders of the Funds approve the New Advisory Agreement (defined below) which would become effective and replace the Interim Advisory Agreement.

To continue to provide for continuity in the operation of the Funds beyond the 150-day interim period, you are being asked to approve a new investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “New Advisory Agreement”).

Under the New Advisory Agreement, the Adviser will provide investment advisory services to each Fund on ~~substantially~~  the same terms and for the same fees that are currently in effect. None of the Funds’ investment objectives, policies , risks, principal or non-principal strategies ~~or policies~~  , or fund amental or non-fundamental investment restrictions, will change as a result of the Transaction. In addition, the investment advisory personnel who currently manage the Funds are expected to continue to do so after Closing. In addition, the Trustees will continue in their positions after Closing.

The Transaction will NOT CHANGE: your ~~Fund’s investment objective(s), strategies and policies; the~~  Fund’s name ~~;~~  or the number of shares you own of your Fund ~~; or the Fund’s  advisory fees~~ .

About the Adviser

Ancora Advisors LLC, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44124, is the Ancora Funds’ current investment adviser. Since its organization in 2003 the Adviser has provided investment advisory and administrative services to individuals, pension and profit- sharing plans, trusts, estates, charitable organizations and other business entities. As of June 30, 2021, the Adviser had approximately $5.6 billion in assets under management.  The Adviser is a wholly-owned subsidiary of Ancora Holdings, which has the same address as the Adviser.

After the Closing, the Adviser  ~~will be~~  became a wholly owned subsidiary of Focus Operating, LLC, which is a wholly owned subsidiary of Focus Financial Partners, LLC, 825 Third Avenue, 27th Floor, New York, NY 10022 (“Focus LLC”). The sole managing member of Focus LLC is Focus Financial Partners, Inc. (“Focus”). Focus LLC, a Delaware limited liability company headquartered in New York City, is a strategic and financial investor  ~~in   U.S. and   i  nternational~~  independently-managed wealth and asset management firms in the U.S. and abroad . Focus LLC was formed in Delaware on November 30, 2004 and Focus was incorporated in Delaware on July 29, 2015. Shares of Focus’ common stock are traded on the NASDAQ Global Select Market (FOCS).

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Reliance on Section 15(f) of the 1940 Act

The Board has been advised that, in connection with the Transaction, certain parties to the Transaction Agreement intend to rely on Section 15(f) of the 1940 Act, which requires satisfaction of two conditions. Section 15(f) of the 1940 Act provides a non-exclusive safe harbor for an investment adviser to an investment company, and any of the investment adviser’s affiliated persons (as that term is defined in the 1940 Act), to receive payments or benefits in connection with a change in control of an investment adviser, such as those specified in the Transaction Agreement. Focus has agreed to conduct its business and, to the extent within its reasonable control, cause each of its affiliates to conduct their respective businesses so as to assure compliance with each of the two conditions of Section 15(f), as described below.

First, for a three-year period from the date of  ~~three   y  ears   after   Closing~~  the assignment, which is the date the Transaction closed , at least 75% of the Board must be comprised of persons who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Adviser or any successor adviser. The Funds intend to comply with this 75% requirement with respect to the Board for the three-year period from the date the Transaction closed.

The second condition of Section 15(f) is that, for a period of two years following Closing, there must not be imposed on the Funds any “unfair burden” as a result of the Transaction or any express or implied terms, conditions, or understandings related to it. An “unfair burden” would include any arrangement whereby an “adviser” (such as the Adviser) or an “interested person” of the adviser, would receive or be entitled to receive any compensation, directly or indirectly, from the Funds or their shareholders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the Funds (other than bona fide ordinary compensation as principal underwriter for a Fund).   ~~No~~

Focus has agreed that it will conduct its business, and will, to the extent within its reasonable control, cause each of its affiliates to conduct their businesses, in a manner to enable reliance upon the conditions of Section 15(f) of the 1940 Act, including not imposing any “unfair burden”  ~~will be imposed upon~~  on the Funds for at least two years from the Closing.  Based on such agreements, the Board has determined that the conditions of Section 15(f) will be satisfied .

Post-Transaction Structure and Operations

It is intended that, after the closing of the Transaction (“Closing”), the Adviser will continue to serve as each Fund’s Adviser pursuant to an Interim Advisory Agreement (as defined and discussed in more detail below). The Transaction  ~~is~~  will not  ~~expected   to~~  result in any material change in the day-to-day management of the Funds.  In addition, the investment advisory personnel who currently manage the Funds are expected to continue to do so after Closing. However, there can be no assurance that any particular employee of the Adviser will choose to remain employed by the Adviser  ~~before   or~~  after the Closing.

The  ~~Board and the Adviser currently do~~  Transaction will not  ~~anticipate~~  result in any changes to the organization and structure of the Funds. Your Fund and its investment objective and strategies will not change as a result of the completion of the Transaction, and you will still own the same number of shares of the same Fund. No Fund’s name will change as a result of the Transaction. The Trustees will continue in office after the Closing and will continue to make decisions regarding the independent registered public accounting firm, custodian, administrator, distributor and transfer agent of the Funds. No changes to the Funds’ existing service providers other than the investment adviser are proposed ~~,~~  or planned  ~~or   anticipated~~  by the Board or the Adviser at this time.

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PROPOSAL 1: APPROVAL OF THE NEW ADVISORY AGREEMENT

(All Funds)

Background

The Adviser currently serves as investment adviser to each Fund under an investment advisory agreement between the Trust, on behalf of each Fund, and the Adviser initially dated November 1, 2006 and last amended as of October 1, 2020 (the “Existing Advisory Agreement”). The Existing Advisory Agreement was last approved by Shareholders on October 5, 2006 in connection with its initial execution and was approved for continuance by the Board on February 18, 2020 and on February 24, 2021.

As required by the Investment Company Act of 1940, as amended (the “1940 Act”), the Existing Advisory Agreement provides for automatic termination in the event of an assignment, which  ~~will   occur~~  occurred upon the Closing ~~,   if   the   Transaction   is   consummated~~ . To provide for continuity in the operation of the Funds, at a special meeting held on September 15, 2021, the Board unanimously approved an interim investment advisory agreement between the Adviser and the Trust, on behalf of each Fund (the “Interim Advisory Agreements”).

The Proposal

With respect to each Fund, Shareholders of the Fund are being asked to approve a new investment advisory agreement between the Trust, on behalf of each Fund, and the Adviser (the “New Advisory Agreement”). As described above, approval of the New Advisory  Agreement is sought so that the operation of each Fund can continue without interruption. If ~~the Transaction is consummated and~~  the New Advisory Agreement is approved by the Shareholders of a Fund, the New Advisory Agreement will become effective for that Fund upon the date of such approval.

Board Approval and Recommendation

On September 15, 2021, the Board, including the Trustees who are not “interested persons” of the Funds or the Adviser within the meaning of the 1940 Act (the “Independent Trustees”) , determined that approval of the New Advisory Agreement is in the best interest of the Funds and their shareholders , unanimously approved the New Advisory Agreement for each Fund and unanimously recommended that Shareholders of each Fund approve the New Advisory Agreement. A summary of the Board’s considerations is provided below in the section titled “Board Considerations.”

Description of the Existing Advisory Agreement and the New Advisory Agreement

A New Advisory Agreement is being proposed for the Funds.  ~~The   New   Advisory   Agreement   is   substantially   the   same   as   the   Exi  sting   Advisory   Agreement.~~  The form of New Advisory Agreement is set forth in Appendix H to this Proxy Statement.

The advisory fee rates under the New Advisory Agreement with respect to each Fund are identical to the fee rates under each Fund’s Existing Advisory Agreement.   The annual advisory fees payable to the Advisor are the following percentages of net assets of each Fund: 0.50% for Ancora Income Fund, 1.00% for Ancora/Thelen Small-Mid Cap Fund, 1.00% for Ancora MicroCap Fund and 0.75% for Ancora Divid ed Value Equity Fund.  The Adviser has advised the Board that it anticipates that the Transaction will not result in any reduction in the quality of services now provided to the Funds and will not have any adverse effect on the ability of the Adviser to fulfill its obligations to the Funds.

The Advisor and the Trust have entered into a new Fee Waiver Agreement (set forth in Appendix I to the Proxy Statement) whereby the Advisor has agreed to waive a portion of its fees in order to limit total annual fund operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and acquired fund fees and expenses) to the amounts set forth in the agreement for each Fund, which are identical to the amounts set forth in a Fee Waiver Agreement that was in effect prior to the Closing Date.  The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor waived its fees, but (i)  no recoupment will occur except to the extent that fund operating expenses, together with the amount recovered, do not exceed the applicable limit on operating expenses and (ii) amounts reduced for periods prior to the Closing Date are not eligible for recoupment.  The Board considered that upon expiration of the Fee Waiver Agreement, the advisory fees payable by the Funds would increase.

Differences between the Existing Advisory Agreement and the New Advisory Agreement. The New Advisory Agreement is  ~~substantially~~  the same as the Existing Advisory Agreement, except for the new commencement date and a few immaterial terms. For a more complete understanding of the agreements, you should read the form of New Advisory Agreement contained in Appendix H.

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Interim Advisory Agreement

Under the Transaction Agreement, Ancora Holdings  ~~has~~  agreed to cause the Adviser to use commercially reasonable efforts to obtain approval of a new investment management agreement for the Funds advised by the Adviser, by the Board and shareholders of each Fund ~~; however,  obtaining   such   approvals   is   not   a   condition   of   the   Closing~~ . The Closing  ~~is   planned   to   occur   prior   to   the   Meeting~~  occurred on October 1, 2021 .

Accordingly, as discussed above, an interim investment advisory agreement between the Trust, on behalf of each Fund, and the Adviser (the “Interim Advisory Agreement”)  ~~will   take~~  took effect upon the Closing. On September 15, 2021, the Board, including the Independent Trustees, unanimously approved the Interim Advisory Agreement in order to assure continuity of investment advisory services to the Funds after the Closing.

The terms of the Interim Advisory Agreement are ~~substantially~~  identical to those of the Existing Advisory Agreement and the New Advisory Agreement, except to reflect the  ~~duration,~~  effec tive and termination dates and escrow provisions described below. Fees payable under the Interim Advisory Agreement will be no greate r than would have been paid under the Existing Advisory Agreement.   The Interim Advisory Agreement will continue in effect for a term ending on the earlier of 150 days from the Closing (the “150-day period”) or when Shareholders of the Fund approve the New Advisory Agreement. Pursuant to Rule 15a-4 under the 1940 Act, compensation earned by the Adviser under the Interim Advisory Agreement will be held in an interest-bearing escrow account. If Shareholders of a Fund approve the New Advisory Agreement  ~~prior   to~~  by the end of the 150-day period with respect to such Fund, the amount held in the escrow account under the Interim Advisory Agreement (including interest earned) will be paid to the Adviser. If Shareholders of a Fund do not approve the New Advisory Agreement prior to the end of the 150-day period, the Board will take such actions as it deems to be in the best interests of the Fund, and the Adviser will be paid the lesser of its costs incurred in performing its services under the Interim Advisory Agreement (plus interest earned on such amount) or the total amount held in the escrow account with respect to such Fund under the Interim Advisory Agreement, plus interest earned on such amount. The Interim Advisory Agreement may be terminated by the Trust  ~~on   ten   days   written   notice   to   the Adviser~~  ’s Board of Trustees or a majority of the Trust’s outstanding voting securities .

Affiliated Service Providers, Affiliated Brokerage and Other Fees

During each Fund’s most recently completed fiscal year, no Fund made any material payments to the Adviser or any affiliated person of the Adviser for services provided to the Fund except as set forth on Appendix C to this Proxy Statement.

No Fund paid brokerage commissions within the last fiscal year to (i) any broker that is an affiliated person of such Fund or an affiliated person of such person, or (ii) any broker an affiliated person of which is an affiliated person of such Fund or the Adviser.

Information about the Adviser

Ancora Advisors LLC, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44124, is the Ancora Funds’ investment adviser. Since its organization in 2003, the Adviser has provided investment advisory services to individuals, pension and profit-sharing plans, trusts, estates, charitable organizations and other business entities. As of June 30, 2021, the Adviser had approximately $5.6 billion in assets under management.  The Adviser is a wholly-owned subsidiary of Ancora Holdings, which has the same address as the Adviser.

After the Closing, the Adviser  ~~w  ill be~~  became a wholly owned subsidiary of Focus Operating, LLC, a wholly owned subsidiary of Focus Financial Partners, LLC (“Focus LLC”). The sole managing member of Focus. LLC is Focus Financial Partners, Inc. (“Focus”). Focus LLC, a Delaware limited liability company headquartered in New York City, is a strategic and financial investor in  ~~U.S. and international~~ independently-managed wealth and asset management firms in the U.S. and abroad . Focus LLC was formed in Delaware on November 30, 2004 and Focus was incorporated in Delaware on July 29, 2015. Shares of Focus’ common stock are traded on the NASDAQ Global Select Market (FOCS).

Information regarding the principal executive officer, directors and certain other officers of the Adviser and its affiliates and certain other information is attached in Appendix D to this Proxy Statement.  Information regarding certain officers and Trustees of Ancora Trust is attached as Appendix E to this Proxy Statement.

Required Vote

Approval of the New Advisory Agreements with respect to a Fund requires the affirmative vote of a “majority of the outstanding voting securities” of such Fund, which, under the 1940 Act, means the affirmative vote of the lesser of (a) 67% or more of the shares of the Fund present at the Meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (b) more than 50% of the outstanding shares.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS OF EACH FUND VOTE “FOR” PROPOSAL 1.

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BOARD CONSIDERATIONS

Summary of Board Meetings and Considerations

All of the Trustees, including all of the Independent Trustees, met in person on September 15, 2021 to evaluate the Transaction and to determine whether to approve the New Advisory Agreement and to recommend approval to Shareholders.  At the Board meeting and throughout the process of considering the Transaction, the Board was advised by counsel to the Trust.

In their consideration of the approval of the New Advisory Agreement, the Board requested certain materials as they deemed necessary from the Adviser and evaluated their responses thereto.  During the Meeting, senior representatives of the Adviser provided information to the Board regarding the Adviser’s personnel and operations. The Board also reviewed the terms of the Transaction and considered its possible effects on the Funds and their Shareholders.

During the Board meeting, representatives of the Adviser indicated their belief, based on discussions with Focus, that the Transaction would not adversely affect (i) the continued operation of the Funds; or (ii) the capabilities of the senior personnel and investment advisory personnel of the Adviser who currently manage the Funds to continue to provide these and other services to the Funds at least equivalent to the current level.  The Adviser recommended that the Board approve the New Advisory Agreement and that the Board recommend that Shareholders approve the New Advisory Agreement.

Board Approval of the Investment Advisory Agreement

Advisory Agreements

At a meeting held on September 15, 2021 (the “Meeting”), the Board, including the Independent Trustees, considered the approval of the Interim Advisory Agreement for a period ending on the earlier of 150 days from the Closing or when Shareholders of a Fund approve the New Advisory Agreement, and the New Advisory Agreement, for an initial two-year term, renewable annually thereafter (collectively, the “Advisory Agreements”).

Factors Considered in Approving the Advisory Agreements

In connection with the Board’s review of the Advisory Agreements, key personnel of the Adviser advised the Board about a variety of matters, including the following:

●

No material changes are currently contemplated and no diminution is anticipated as a result of the Transaction in the nature, quality, or extent of services currently provided to the Funds and their shareholders, including investment management  ~~or other~~  s ervices, administrative services provided to the Funds under an administration agreement and services provided to shareholders under a shareholder services agreement .

●

All of the key investment advisory personnel of the Adviser who currently assist in the management of the Funds are expected to continue to do so after the Transaction.

●

The terms and conditions of the new Advisory Agreement, including each Fund’s contractual fee rate,  ~~will remain substantially identical~~  are the same as the Existing Adviso ry Agreement, except for the new commencement date and a few immaterial terms .

●

In addition, the current operating expense limits for each Fund will remain in effect after Closing until at least the end of the initial two-year term of the New Advisory Agreement.

●

The strong compliance culture and financial resources of Focus and the potential benefits to shareholders of the Funds of the Adviser becoming a wholly-owned subsidiary of Focus.

●

Focus has agreed that it will conduct its business, and will, to the extent within its reasonable control, cause each of its affiliates to conduct their businesses, in a manner to enable reliance upon the conditions of Section 15(f) of the 1940 Act, including not imposing any “unfair burden” on the Funds for at least two years from the Closing.  Based on such agreements, the Boa rd has determined that the conditions of Section 15(f) will be satisfied.

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In their deliberations, the Board considered the factors discussed below, among others. The Board relied upon the advice of legal counsel and their own business judgment in determining the material factors to be considered in evaluating the Advisory Agreements and the weight to be given to each such factor.  The conclusions reached by the Board were based on a comprehensive evaluation of all of the information provided, both in written and verbal form.  The Trustees did not identify any particular factor or piece of information that was all-important or controlling, and each Trustee may have attributed different weights to the various factors:

The nature, extent and quality of the services provided and to be provided by the Adviser.

The Board considered the Adviser’s favorable attributes, including its investment philosophy, investment management capabilities, experienced leadership and reputation. The Board also considered: the capabilities, resources, and personnel of the Adviser, in order determine whether the Adviser is capable of continuing to provide at least an equivalent level of investment management services currently provided to each Fund. The Board also reviewed information provided by Focus related to its business, legal and regulatory affairs. This review considered the resources available to the Adviser to provide the services specified under the New Advisory Agreement. In addition, the Board considered  ~~that   it   is   anticipated~~  that all of the portfolio managers currently managing the Funds are expected to continue to do so following the Transaction.

Based on its review of materials prepared for the Meeting, the Board considered the experience and qualifications of the personnel of the Adviser who will be responsible for continuing to provide services to the Funds.  The Board noted that none of the personnel responsible for servicing or managing the Funds would change, and that the investment process and day-to-day operations of the Fund were not expected to change.

The Board concluded that the Adviser will be capable of continuing to provide investment advisory services at least equivalent to the same high quality as the investment advisory services previously provided to the Funds.

The investment performance of the Funds achieved by the Adviser. The Board considered ~~that it is anticipated~~  that all of the portfolio managers and other key investment personnel currently managing the Funds are expected to continue to do so following the Transaction. The Board was provided with information describing the performance of each of the Funds for various trailing time periods, on an absolute basis as well as relative to each Fund’s benchmark index and peer group.  The Board was also provided with information on ratings of the Funds by Morningstar.   The Board considered that Anco ra Income Fund outperformed its benchmark index for the most recent 1-year, 3-year, 5-year an d 10-year periods.  The Board considered that Ancora/Thelen Small-Mid Cap Fund outperformed its benchmark index for the 1-year period but slightly underperformed i ts benchmark index for the 3-year and 5-year periods.  The Board considered that Ancora Micro cap Fund outperformed its benchmark index for the 1-year period but underperformed its benchmark index for the 3-year, 5-year and 10-year periods.  Also, the Board considered that Ancora Dividend Value Fund slightly underperformed its benchmark index for t he 1-year period but outperformed its benchmark index for the period from its inception (May 9, 2019), the only periods for which such data is available.   The Board concluded that the investment performance of the Funds remained competitive relative to their respective asset classes and investment styles.  The Trustees noted that based on the information presented at the Meeting and its discussion with the Adviser, it believes that the Adviser is capable of generating a level of long-term investment performance that is appropriate in light of each Funds’ investment objectives, policies and strategies and competitive with many other investment companies.

The extent to which the Adviser will realize economies of scale as the Trust grows larger and whether fee levels reflect these economies of scale for the benefit of Fund shareholders. The Board evaluated potential or anticipated economies of scale in relation to the services the Adviser provides to each Fund. The Board noted that at this time, the fee structure does not account for the benefit of economies of scale because the Funds have insufficient assets for economies of scale to be realized.  Currently, the fee structure provides for a flat percentage rate.  Once assets under management grow to substantially higher levels, economies of scale may begin to take effect and benefit the Advisor.  At such future time, it may be appropriate for the Board to review the fee structure to determine whether the management fees as a percent of assets under management might be reduced.  There can be no assurance that the Funds will reach the asset levels necessary for economies of scale to take effect.

Total expenses of the Funds and competitiveness of fees to be paid to the Adviser. The Board considered that ~~the terms a  nd conditions of~~  the New Advisory Agreement ~~, including~~  is the same as the Existing Advisory Agreement, except for the new commencement date and a few immateri al terms, and that each Fund’s contractual  ~~fee rate, will remain substantially identical, and that  the~~   fee rate will be identical for each Fund, for the initial two-year term of the New Advisory Agreement. The Board also noted that the Adviser has contractually agreed to maintain all of the current operating expense limits ~~,~~  pursuant to a new Fee Waiver Agreement (with ~~substantially~~  identical terms to the existing Fee Waiver Agreement), which will remain in effect after Closing until at least the end of the initial two-year term of the New Advisory Agreement, whereby it will waive a portion of its advisory fees so that each Fund does not exceed its operating expense limitation.  The Board also reviewed information regarding management fees charged by advisers to other  ~~smaller~~  comparably-sized funds ~~..  This chart~~  , which showed that the management fees charged to the Funds are competitive with the fees paid by many other comparably sized funds.  In light of these comparisons, the Board concluded that the terms of the Agreement are fair and reasonable.

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The profits to be realized by the Adviser and its affiliates, from their relationship with the Trust. The Board considered potential benefits the Adviser and its affiliates may derive from their relationship with the Funds, including compensation received by the Ancora Group for the provision of certain shareholder and administrative services to the Funds. The Board noted that the Funds are not expected to have substantial assets for some time, and, therefore, it is not anticipated that the Agreement will be unduly profitable to the Advisor.  The Board noted that at this time the Adviser’s compensation is not high relative to the experience of the Adviser and the nature and quality of the services performed by the Adviser.  The Board considered the Adviser’s representation that it anticipates profitability for the Adviser under the New Advisory Agreement to be similar to profitability for the Adviser during recent periods. The Board noted that it would have the opportunity to give further consideration to the Adviser’s profitability with respect to the Funds at the end of the initial two-year term of the New Advisory Agreement.

 Other Considerations. In approving the Advisory Agreements, the Board considered that the Adviser will be making a commitment to the retention and recruitment of high quality personnel, and has undertaken to maintain the same level of financial, compliance and operational resources reasonably necessary to manage the Funds in a professional manner that is consistent with the best interests of the Funds and their shareholders and that has previously been provided to the Funds. The Board also considered that the Adviser has undertaken to make a commitment to the management and success of the Funds, and to employ its resources in an effort to both maintain and grow the Funds by seeking out expanded distribution opportunities, where possible.  The Board also considered the strong compliance culture and financial resources of Focus and the potential benefits to shareholders of the Funds of the Adviser becoming a wholly-owned subsidiary of Focus.

Conclusions. In approving the Advisory Agreements, the Board unanimously concluded that the terms of the Advisory Agreements are fair and reasonable and that approval of the New Advisory Agreement is in the best interests of each Fund and its shareholders. In reaching this determination, the Board considered that the Adviser provided a high level of service to each Fund; that it has confidence in the Adviser’s capabilities to continue to manage the Funds consistently with their respective specified investment objective, strategies and policies; that each Fund’s fee structure appeared to the Board to be reasonable and fair given the nature and quality of services provided; and that the benefits that will accrue to the Adviser by virtue of its relationship to the Funds are reasonable in comparison with the benefits accruing to each Fund. After this review and discussion, the Board unanimously concluded that the approval of the New Advisory Agreement for an initial two-year term was in the best interests of each Fund and its shareholders.

Information about the Interim Advisory Agreement

As discussed above, at a September 15, 2021 meeting, the Board, including the Independent Trustees, unanimously approved the Interim Advisory Agreement. To assure continuity of advisory services, the Interim Advisory Agreement  ~~will take~~  took effect with respect to a Fund upon the Closing of the Transaction. The terms of the Interim Advisory Agreement are  ~~substantially~~  identical to those of the Existing Advisory Agreement and New Advisory Agreement, in each case except to reflect the  ~~duration,~~  effective and termination dates and escrow provisions described in the Proxy Statement.  In light of the foregoing, the Trustees, including the Independent Trustees, unanimously determined that the scope and quality of services to be provided to the Funds under the Interim Advisory Agreement are at least equivalent to the scope and quality of services provided under the Existing Advisory Agreement.

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GENERAL  INFORMATION

Ownership of Shares

As of the Record Date, no Shareholder owned, beneficially or of record, more than 5% of any Fund, except as provided in Appendix F.

Appendix G sets forth information with respect to shares of the Funds owned by the Trust’s officers and Trustees.

Other Information

Since January 1, 2020, no Trustee has purchased or sold securities exceeding 1% of the outstanding securities of any class of the Adviser or its parent or subsidiaries.

As of the Record Date, no Independent Trustee or any of their immediate family members owned beneficially or of record any class of securities of the Adviser or any person controlling, controlled by or under common control with the Adviser.

Payment of Solicitation Expenses

Focus and the stockholders of Ancora Holdings have each agreed to pay one-half of the expenses of the preparation, printing and mailing of this Proxy Statement and its enclosures and of all solicitations.

Delivery of Proxy Statement

Only one copy of this Proxy Statement may be mailed to each household, even if more than one person in the household is a Fund Shareholder, unless the applicable Fund has received contrary instructions from one or more of the household’s Shareholders. If a Shareholder needs an additional copy of this Proxy Statement, would like to receive separate copies in the future, or would like to request delivery of a single copy to Shareholders sharing an address, please contact 1-866-626-2672 or write to the Trust at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44124.

Other Business

The Trustees do not intend to bring any matters before the Meeting other than the Proposal described in this Proxy Statement, and the Trustees are not aware of any other matters to be brought before the Meeting by others. Because matters not known at the time of the solicitation may come before the Meeting, the proxy as solicited confers discretionary authority with respect to such matters as properly come before the Meeting, including any adjournment(s), postponement(s) or delays thereof, and it is the intention of the persons named as attorneys-in-fact in the proxy (or their substitutes) to vote the proxy in accordance with their judgment on such matters.

Submission of Shareholder Proposals

The Trust has not received any shareholder proposals to be considered for presentation at the Meeting.  Under the proxy rules of the SEC, shareholder proposals may, under certain conditions, be included in the Trust’s Proxy Statement and proxy for a particular meeting.  Under these rules, proposals submitted for inclusion in the Trust’s proxy materials must be received by the Trust within a reasonable time before the solicitation is made.

The Trust is generally not required to hold annual meetings of Shareholders, and the Trust generally does not hold a meeting of Shareholders in any year, unless certain specified Shareholder actions, such as the election of trustees or the approval of a new advisory agreement, are required to be taken under state law or the 1940 Act. By observing this policy, the Trust seeks to avoid the expenses customarily incurred in the preparation of proxy material and the holding of Shareholders’ meetings, as well as the related expenditure of staff  time.

A Shareholder desiring to submit a proposal intended to be presented at any meeting of Shareholders of a series of the Trust hereafter called should send the proposal to the Secretary of the Trust at the Trust’s principal offices within a reasonable time before the solicitation of proxies for such meeting occurs. The mere submission of a proposal by a Shareholder does not guarantee that such proposal will be included in the proxy statement because certain rules under the federal securities laws must be complied with before inclusion of the proposal is required. Also, the submission does not mean that the proposal will be presented at the meeting. For a Shareholder proposal to be considered at a Shareholders’ meeting, it must be a proper matter for consideration under Ohio law, the Trust’s governance documents and relevant Trust policies.

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Principal Underwriter and Administrator

Arbor Court Capital, LLC is the principal underwriter of the Funds and is located at 8000 Towne Centre Drive, Suite 400, Broadview Heights, Ohio  44147.

The administrator for the Funds is The Ancora Group, Inc., 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44124.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to Be Held on November 23, 2021

The Proxy Statement is available on the Internet at www.ancora.net.

Reports to Shareholders and Financial Statements

The annual report and semi-annual report to Shareholders of each Fund, including financial statements of each Fund, have previously been sent to Fund Shareholders. Upon request, each Fund’s most recent annual report and semi-annual report can be obtained at no cost. To request a report for a Fund, please call 1-866-626-2672, write to the Trust at 6060 Parkland Boulevard, Cleveland, Ohio  44124, or visit www.ancora.net.

To avoid sending duplicate copies of materials to households, the Fund mails only one copy of each report to Shareholders having the same last name and address on the Fund’s records, unless the Fund has received contrary instructions from Shareholders.

If you want to receive multiple copies of these materials or request householding in the future, you may call the Funds at 1-866-626-2672. You may also notify the Funds in writing at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio  44124. Individual copies of prospectuses and reports will be sent to you within thirty (30) days after the transfer agent receives your request to stop householding.

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VOTING INFORMATION

Voting Rights

Only Shareholders of record of a Fund on the Record Date may vote. Shareholders of record on the Record Date are entitled to be present and to vote at the Meeting. Each share or fractional share is entitled to one vote or fraction thereof. The number of outstanding shares of each Fund, as of the close of business on the Record Date, is included in Appendix A to this Proxy Statement.

Each Fund’s Shareholders will vote separately on each proposal with respect to that Fund. If you are a Shareholder of more than one Fund, you will be voting on each proposal separately with respect to each Fund in which you hold shares.

Each proxy solicited by the Board that is properly executed and returned in time to be voted at the Meeting will be voted at the Meeting in accordance with the instructions on the proxy. Any proxy may be revoked at any time prior to its use by written notification received by the Trust’s Secretary, by the execution and delivery of a later-dated proxy, or by attending the Meeting and voting in person (merely attending the Meeting, however, will not revoke any previously submitted proxy). Any letter of revocation or later-dated proxy must be received by the Trust prior to the Meeting and must indicate your name and account number to be effective. A proxy purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise, with the burden of proving invalidity resting on the challenger.

Abstentions  ~~and   broker   non-votes~~  will be counted as present for purposes of determining whether a quorum is present and whether the proposal is approved by a “majority of the outstanding voting securities” under the 19 40 Act.   Broker non-votes will not be counted for such purposes .   “Broker non-votes” occur where: (i) shares are held by brokers or nominees, typically in “street name”; (ii) instructions have not been received from the beneficial owners or persons entitled to vote the shares; and (iii) the broker or nominee does not have discretionary voting power on a particular matter.

There are no dissenters’ rights of appraisal in connection with any vote to be taken at the Meeting.

Attending the Meeting

If you wish to attend the Meeting and vote in person, you will be able to do so. If you intend to attend the Meeting in person and you are a Shareholder of record of a Fund on the Record Date, in order to gain admission you may be asked to show photographic identification, such as your driver’s license. If you intend to attend the Meeting in person and you hold your shares through a broker, bank or other intermediary, in order to gain admission you may be asked to show photographic identification, such as your driver’s license, and satisfactory proof of ownership of shares of a Fund, such as your voting instruction form (or a copy thereof) or broker’s statement indicating ownership as of a recent date. If you hold your shares in a brokerage account or through a bank or other intermediary you will not be able to vote in person at the Meeting unless you have previously requested and obtained a “legal proxy” from your broker, bank or other intermediary and present it at the Meeting. You may contact the Trust at 1-866-626-2672 to obtain directions to the site of the Meeting.

Quorum; Adjournment

The presence in person or by proxy of the holders of record of 30% of the outstanding shares of the Funds shall constitute a quorum at the Meeting, permitting action to be taken. The shares represented by a proxy that is properly executed and returned will be considered to be present at the Meeting. All properly executed proxies received in time for the Meeting will be treated as present for quorum. Abstentions ~~and broker non-votes (that is,  proxies from brokers or nominees indicating that such persons have not received instructions from   the   beneficial   owner   or   other   persons   entitled   to   vote   shares   on   a   partic  ular   matter   with   respect   to   which   the   brokers   or   nominees   do not   have   discretionary   p  ower)~~  will be treated as shares that are present but which have not been voted ..   Broker non-votes (defined under “Voting Rights”) will not be treated as present . Accordingly, abstentions and broker non-votes effectively will be a vote against the Proposal.

The Meeting may be held for any Fund for which a quorum is present irrespective that a quorum may not be achieved for the Meeting of any other Fund. Any shareholder meeting, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares represented at that meeting, either in person or by proxy. A Shareholder vote may be taken on one or more of the proposals prior to such adjournment if sufficient votes have been received and it is otherwise appropriate. In the event of an adjournment, no notice is required other than an announcement at the meeting at which adjournment is taken.

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To assure the presence of a quorum at the Meeting, please promptly execute and return the enclosed proxy. A self-addressed, postage-paid envelope is enclosed for your convenience.

Should Shareholders require additional information regarding the proxy or replacement proxy cards, they may contact the Trust at 1-866-626-2672 (toll-free). Representatives are available Monday through Friday, 9:00 a.m. – 5:00 p.m. Eastern.

Required Vote

Shareholders of each Fund will vote separately to approve the New Advisory Agreement.

Proposal 1 - Approval of the New Advisory Agreement

Approval of the New Advisory Agreement must be approved by a vote of a majority of the outstanding voting securities of each Fund in accordance with the requirements of the 1940 Act. The “vote of a majority of the outstanding voting securities” is defined in the 1940 Act as the lesser of the vote of (a) 67% or more of the voting securities of each Fund that are present at the Meeting if holders of shares representing more than 50% of the outstanding voting securities of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of the Fund.

Approval of a proposal will occur only if a sufficient number of votes at the Meeting are cast “FOR” that proposal. Abstentions and broker non-votes are not considered “votes cast” and, therefore, do not constitute a vote “FOR.” Abstentions and broker non-votes effectively result in a vote “AGAINST” and are disregarded in determining whether either Proposal has received enough votes. Shareholders are entitled to one vote for each Fund share. Fractional shares are entitled to proportional voting rights.

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APPENDIX LIST

Appendix A

Shares Outstanding

Appendix B

Advisory Fee Rates Under Existing Advisory Agreement

Appendix C

Advisory Fees and Other Fees Paid

Appendix D

Information Regarding Officers and Directors of The Adviser

Appendix E

Information Regarding Certain Officers and Trustees of Ancora Trust

Appendix F

Principal Holders

Appendix G

Share Ownership of Trustees and Officers of the Trust

Appendix H

Form of the New Advisory Agreement

Appendix I

New Fee Waiver Agreement

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Appendix A

Shares Outstanding

Fund	Total Number of Outstanding Shares as of the Record Date - September 17, 2021
Ancora Income Fund Class I	3,716,666
Ancora Thelen Small-Mid Cap Fund Class I	5,469,276
Ancora Microcap Fund Class I	1,001,392
Ancora Dividend Value Equity Fund Class I	2,425,399

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A-1

Appendix B

Advisory Fee Rates under Existing A dvisory Agreement

Fund	Contractual Advisory Fee Rate	Fund Expense Limitation (Class I)[1]	Fund Expense Limitation (Class S)
Ancora Income Fund	0.50%	1.285%	1.00%
Ancora Thelen Small-Mid Cap Fund	1.00%	1.39%	1.00%
Ancora Microcap Fund	1.00%	1.60%	1.00%
Ancora Dividend Value Equity Fund	0.75%	1.00%	0.75%

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B-1

Appendix C

Fund	Advisory Fees paid to Adviser	Administration Fees paid to Ancora Group LLC(1)(3)	Shareholder Service Fees paid to Ancora Group LLC(2)(3)
Ancora Income Fund	$ 211,156	$ 23,492	$2,349
Ancora Thelen Small-Mid Cap Fund	$1,185,411	$118,541	$7,874
Ancora Microcap Fund	$ 119,173	$ 11,917	$1,192
Ancora Dividend Value Equity Fund	$ 172,849	$ 23,047	$2,305

Advisory Fees and Other Fees Paid During Fiscal Year Ended December 31, 2020

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C-1

Appendix D

Information Regarding Officers and Directors of the Adviser

Name and Address	Principal Occupation(s)
Frederick D. DiSanto 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44124

Chairman and Chief Executive Officer of Ancora Advisors LLC since 2006.

Chairman and Chief Executive Officer of The Ancora Group Inc. since 2010.

Chairman and Chief Executive Officer of Ancora Holdings Inc. since 2015.

Member of the Executive Committee of the Ancora entities since 2006.

John P. Micklitsch[1] 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44214

Chief Investment Officer of Ancora Advisors since 2011.

Chief Investment Officer The Ancora Group, Inc. since 2011.

Chief Investment Officer Ancora Holdings Inc. since 2015.

Member of the Executive Committee of the Ancora Entities since 2010.

Dan Hyland 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44214

President of Ancora Holdings, Inc. since 2017.

President of Institutional Asset Management since 2016.

Managing Director of Marketing and Client Services since 2014.

Director of Mutual Fund Distribution since 2012.

Member of Executive Committee since 2016.

Richard Renner 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44214	President, Ancora Family Wealth since 2016. Member of the Executive Committee of the Ancora entities since 2016.
John Bartels 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44214	Managing Director Family Wealth, Since 2016. Managing Director, Ancora Retirement Plans and Insurance Services Since 2019. Member of the Executive Committee of the Ancora entities since 2016.
Brian Hopkins 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44214

Co-President, Ancora Alternatives LLC since 2021.

Managing Director, Corporate Development, Ancora Holdings Inc. since 2016.

Portfolio Manager, Alternatives, 2004 to Present.

Managing Director & Director of Alternatives, 2012-2016.

Member of Executive Committee since 2012.

Sonia Mintun 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44214	Managing Director; Portfolio Manager since 2008. Portfolio Manager of Ancora Dividend Value Equity Fund since 2019. Member of the Executive Committee of the Ancora Entities since 2020.
Bradley A. Zucker 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44124

Chief Administrative Officer of Ancora Holdings Inc. since 2020.

Chief Financial Officer of Ancora Advisors LLC from 2003 through 2020.

President and Treasurer (since 2017) and Secretary (since 2003) of the Ancora Funds.

Chief Financial Officer of The Ancora Group, Inc. from 2010 through 2020.

Director of The Ancora Group, Inc. until 2015.

Chief Financial Officer of Ancora Holdings Inc. from 2016 through 2020.

Member of the Executive Committee of the Ancora entities until 2016.

Joseph M. Spidalieri 6060 Parkland Blvd., Suite 200 Mayfield Heights, Ohio 44124

Chief Compliance Officer of Ancora Advisors LLC 2011-2017.

Chief Compliance Officer of the Ancora Funds since 2011.

Chief Compliance Officer of The Ancora Group, Inc. since 2011.

Chief Compliance Officer of Ancora Holdings Inc. since 2015.

Chief Operating Officer of Ancora Holdings Inc. since 2017.

Chief Operating Officer of Ancora Advisors LLC since 2017.

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D-1

Appendix E

Information Regarding Certain Officers and Trustees of Ancora Trust

The following officers or Trustees of the Trust are officers, employees, directors or shareholders of Ancora Advisors LLC:

Name	Position with Ancora Trust	Position with Ancora Advisors LLC
Joseph M. Spidalieri	Chief Compliance Officer	Chief Operating Officer
Bradley A. Zucker	President, Treasurer and Secretary	Chief Administrative Officer
John Micklitsch	Trustee	Chief Investment Officer

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E-1

Appendix F

Principal Holders

As of September 17, 2021, the Record Date, the persons shown in the table below were known to the Ancora Funds to own, beneficially or of record, more than 5% of the outstanding shares of any Ancora Fund. The nature of ownership for each position listed is “of record.”

Ancora Income Fund
Name	Shares	Percent of Class
Charles Schwab & Co. Inc. Special Custody A/C FBO Customers San Francisco, CA 941058	774,103.27	20.83%

Ancora Thelen Small-Mid Cap Fund Class I
Name	Shares	Percent of Class
Daniel G. Thelen 7930 Dixie Hwy Clarkston MI 48346-1151	615,231.704	11.25%
Charles Schwab & Co. Inc. Special Custody A/C FBO Customers San Francisco, CA 941058	304,198.003	5.56%

Ancora Thelen Small-Mid Cap Fund Class S
Name	Shares	Percent of Class
Fifth Third Bank 5001 Kingsley Drive Cincinnati, Ohio 45263	968,796.978	33.76%
Reliance Trust Company 3300 N.E. Expressway Atlanta, GA 30341	599,917.690	20.90%
Daniel G. Thelen 7930 Dixie Hwy. Clarkston, MI 48346-1151	388,864.562	13.55%
Key Bank NA 127 Public Square Cleveland, Ohio 44101-4871	285,651.473	9.95%
Morgan Stanley Smith Barney LLC 1 New York Plaza 12th Floor New York, New York 10004	168,775.512	5.88%
John Hancock Trust Company, LLC 690 Canton Street Westwood, MA 02090	163,780.220	5.71%

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F-1

Ancora  ~~Microcrap~~  Microcap Fund
Name	Shares	Percent of Class
Charles Schwab & Co. Inc. Special Custody A/C FBO Customers San Francisco, CA 941058	200,073.538	19.98%
Matrix Capital 717 17th Street, Ste 1300 Denver, CO 80202	67,271.450	6.72%
Patricia Roddy 29048 Palm Blvd. Isle of Palms, SC 29451	52,881.324	5.28%

Ancora Dividend Value Equity Fund
Name	Shares	Percent of Class
Charles Schwab & Co. Inc. Special Custody A/C FBO Customers San Francisco, CA 941058	719,581.4840	29.67%
Matrix Capital 717 17th Street, Ste 1300 Denver, CO 80202	139,689.5430	5.76%

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F-1

Appendix G

Share Ownership of Trustees and Officers of the Trust

The following table sets forth, as of the Record Date, the number of shares of the Funds beneficially owned by each of its current Trustees and officers.

Name of Beneficial Owner	Ancora Income Fund		Ancora/Thelen Small-Mid Cap Fund		Ancora Microcap Fund		Ancora Dividend Value Equity Fund
	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Interested Trustees
John Micklitsch	0	0	3,355	*	3,733	*	11,876	*
Independent Trustees
Frank DeFino	0	0	69,671	1.3%	35,358	3.5%	0	0
Frank J. Roddy	0	0	44,730	*	52,881	5.3%	0	0
Jennifer A. Rasmussen	0	0	0	0	0	0	0	0
Cindy Flynn	0	0	0	0	0	0	0	0
Officers
Bradley Zucker	8,074	*	10,196	*	8,575	*	7,310	*
Joseph Spidialeri	0	0	10,006	*	2,310	*	0	0
All Trustees and Officers as a Group (7 persons)	8,074	*	137,958	2.5%	102,857	10.3%	19,186	*
* Represents less than 1%

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G-1

Appendix H

Form of the New Advisory Agreement

INVESTMENT ADVISORY AGREEMENT

THIS 2021 INVESTMENT ADVISORY AGREEMENT (“Agreement”) is made and entered into the  ~~___~~  1 st day of  ~~________________~~  October , 2021,  ~~[  date of Closing of Transaction  ]~~ by and between Ancora Trust (the “Trust”) and Ancora Advisors LLC (the “Investment Advisor”).  Each of the Trust and the Investment Advisor may be referred to herein as a “Party” or collectively as the “Parties.”

RECITALS:

WHEREAS, the Investment Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of supplying investment advice and investment management services, as an independent contractor; and

WHEREAS, the Trust desires to retain the Investment Advisor to render investment advice and investment management services to the Funds as described in Exhibit A (the “Funds”) pursuant to terms and provisions of this Agreement, and the Investment Advisor is willing to furnish such advice and services; and

WHEREAS, the Trust and Investment Advisor previously have entered into investment advisory agreements on behalf of the Funds with compensation identical to that stated in this Agreement ..

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein, the Trust and the Investment Advisor agree as follows:

1.

Appointment of Investment Advisor.

Effective upon the Effective Date (as defined in Section 5 below), the Trust hereby employs the Investment Advisor to act as investment advisor for the funds listed on Exhibit A and such other investment funds as the Trust may from time to time create (each, a “Fund” and collectively, the “Funds”).  The Investment Advisor shall regularly provide each of the Funds with continuing investment advice and management for such Fund’s portfolio consistent with such Fund’s investment objective, policies and restrictions as provided for in the Funds’ Prospectus and Statement of Additional Information, determine what securities shall be purchased, held and sold for a Fund, and determine what portion of a Fund’s assets shall be held uninvested, subject always to the provisions of the Declaration of Trust, the Investment Company Act of 1940, as amended (the “1940 Act”), the Internal Revenue Code of 1986 and each Fund’s investment objective, policies and restrictions, and subject, further, to such policies and instructions as the Board of Trustees from time to time may establish.

2.

Fees.

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The Investment Advisor shall receive, as compensation for its services, a fee, accrued daily and payable monthly, at an annual rate of 1.00% of the net assets of each of the Funds, except that (i) in the case of the Ancora Dividend Value Equity Fund such fee shall be equal to an annual rate of 0.75% of the net assets of such Fund and (ii) in the case of Ancora Income Fund such fee shall be equal to an annual rate of 0.50% of the net assets of such Fund.  Daily net assets for each Fund shall be determined pursuant to the applicable provisions of the Declaration of Trust.  On days for which the value of a Fund’s net assets is not determined, the fee shall be accrued on the most recently determined net assets adjusted for subsequent daily income and expense accruals.

3.

Brokerage.

(a)

The Investment Advisor shall purchase securities or other assets from or through and sell securities or other assets to or through such persons, brokers or dealers as the Investment Advisor shall deem appropriate in order to carry out the policy with respect to portfolio transactions as set forth in the Funds’ Prospectus and Statement of Additional Information or as the Board of Trustees may direct from time to time.  In providing the Funds with investment management and supervision, it is recognized that the Investment Advisor will seek the most favorable price and execution, and, consistent with such policy, may give consideration to the research, statistical and other services furnished by brokers or dealers to the Investment Advisor, as the case may be, for its use, to the general attitude of brokers or dealers toward investment companies and their support of them, and to such other considerations as the Board of Trustees may direct or authorize from time to time.

(b)

Notwithstanding the above, it is understood that it is desirable for the Funds that the Investment Advisor have access to supplemental investment and market research and security and economic analysis provided by brokers who execute brokerage transactions at a higher cost to the Fund than may result when allocating brokerage to other brokers on the basis of seeking the most favorable price and execution.  Therefore, the Investment Advisor is authorized to place orders for the purchase and sale of securities for the Funds with such brokers, subject to review by the Board of Trustees from time to time with respect to the extent and continuation of this practice.  It is understood that the services provided by such brokers may be useful to the Investment Advisor in connection with its services to other clients as well as the Funds.

(c)

The placing of purchase and sale orders may be carried out by the Investment Advisor or any wholly-owned subsidiary of the Investment Advisor.

4.

Payment to Others.

Nothing herein shall prohibit the Board of Trustees from approving the payment by the Funds of additional compensation to others for consulting services, supplemental research and security and economic analysis.

5.

Term.

This Agreement shall be effective as to each Fund upon the approval of this Agreement by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of such Fund (“Effective Date”).  This Agreement shall continue in effect for a period more than two

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years from such Effective Date only so long as its continuance is approved at least annually by (i) the Board of Trustees, or (ii) with respect to any Fund, the vote of a majority of the outstanding voting securities of such Fund; provided that in any event the continuance is also approved by a majority of the Board of Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust or the Investment Advisor by votes cast in person at a meeting called for the purpose of voting such approval.

6.

Termination.

This Agreement is terminable without penalty (i) on 60 days’ notice by the Board of Trustees or, with respect to any Fund, by vote of a majority of the outstanding voting securities of such Fund, or (ii) on not less than 90 days’ notice by the Investment Advisor.  This Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

7.

Use of Names.

A Fund may use the names “Ancora” and “Thelen” only so long as this Agreement or any extension, renewal or amendment thereof remains in effect as to such Fund and with the permission of the Investment Advisor.

8.

Investment Advisor’s Liability.

The Investment Advisor shall not be liable for any errors of judgment or mistakes of law or for any loss suffered by any of the Funds in connection with matters to which this Agreement relates, except for any loss resulting from Investment Advisor’s willful misfeasance, bad faith or gross negligence in the performance of its duties or Investment Advisor’s reckless disregard of its obligations and duties under this Agreement.

9.

Nonpublic Information.

Nonpublic personal financial information relating to consumers or customers of the Funds provided by, or at the direction of the Funds to the Investment Advisor, or collected or retained by the Investment Advisor to perform its duties as investment advisor shall be considered confidential information.  The Investment Advisor shall not disclose or otherwise use nonpublic personal financial information relating to present or former shareholders of the Funds other than for the purposes for which that information was disclosed to the Investment Advisor, including use under an exception in Sections 248.14 or 248.15 of Securities and Exchange Commission Regulation S-P in the ordinary course of business to carry out those purposes.  The Investment Advisor shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information relating to consumers of the Funds.  The Trust represents to the Investment Advisor that it has adopted a statement of its privacy policies and practices as required by Securities and Exchange Commission Regulation S-P and agrees to provide the Investment Advisor with a copy of that statement annually.

10.

Notice of Declaration of Trust.

This Agreement is made by the Trust pursuant to authority granted to the Board of Trustees, and the obligations created hereby are not binding on any of the Trustees or

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shareholders of the Funds individually, but bind only the property of the Trust; provided, however, the liabilities, obligations and expenses incurred hereunder with respect to a particular Fund shall be enforceable against the assets and property of such Fund only, and not against the assets or property of any other Fund.

ANCORA TRUST

By:

Bradley A. Zucker, President

ANCORA ADVISORS LLC

By:

Frederick D. DiSanto, Chairman and

Chief Executive Officer

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EXHIBIT A

Ancora Income Fund

Ancora MicroCap Fund

Ancora/Thelen Small-Mid Cap Fund

Ancora Dividend Value Equity Fund

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H-4

A ppendix I

New Fee Waiver Agreement

ANCORA TRUST

2021 FEE WAIVER AGREEMENT

THIS 2021 FEE WAIVER AGREEMENT is made and entered into effective as of October 1, 2021 by and between Ancora Advisors LLC (the “Advisor”) and Ancora Trust (the “Trust”), on behalf of certain series of the Trust set forth in Schedule A attached hereto (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Trust is an Ohio business trust organized under a Declaration of Trust (“Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust; and

WHEREAS, the Trust and the Advisor have entered into (i) an Interim Investment Advisory Agreement (pursuant to Rule 15a-4 under the 1940 Act) and (ii) a new definitive Investment Advisory Agreement which shall be effective upon the approval thereof by the shareholders of the Funds (such agreements, “collectively, the Advisory Agreement”), pursuant to which the Advisor provides investment advisory and other management services to each series of the Trust for compensation based on the value of the average daily net assets of each series; and

WHEREAS, the Trust and the Advisor have entered into this 2021 Fee Waiver Agreement (the “Agreement”) in order to limit Fund Operating Expenses under both the Interim Advisory Agreement and definitive Investment Advisory Agreement, as defined below.

NOW THEREFORE, the parties agree as follows:

1.

Expense Limitation.

1.1

Expense Limit. During the term of both the Interim Advisory Agreement and the definitive Investment Advisory Agreement, the Advisor shall waive or reduce its fees (but not below zero) to the extent necessary to limit the Funds’ total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of “Acquired Fund Fees and Expenses,” if any) (“Fund Operating Expenses”) to the amounts set forth in Schedule A.  The Advisor’s sole obligation under this Agreement shall be to waive or reduce fees as provided herein and the Advisor shall have no obligation hereunder to reimburse any other expenses of any of the Funds.

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1.2

Recoupment. The Advisor shall be entitled to recover such waived amounts within the same fiscal year in which the Advisor waived or red uced its fees. No recoupment will occur except to the extent that Fund Operating Expenses, together with the amount recovered, do not exceed the limit on operating expenses for the relevant Fund set forth in Schedule A (“Operating Expense Limit”).  Amounts reduced for periods prior to the effective date of this Agreement are not eligible for recoupment by the Advisor.

1.3

Method of Computation. To determine the Advisor’s liability with respect to waivers, at least once each month the Fund Operating Expenses for each Fund through such date shall be annualized. If, for any time period ending on such date a Fund’s annualized Fund Operating Expenses exceed the Operating Expense Limit of such Fund, the Advisor shall waive or reduce its advisory fee for such period by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

2.

Term and Termination of Agreement.

This Agreement shall terminate upon the expiration of the initial two-year term of the 2021 Investment Advisory Agreement, unless extended thereafter. The Board of Trustees of the Trust may vote to terminate this Agreement if they deem the termination to be beneficial to shareholders of a Fund. This Agreement may be extended, terminated, modified, or revised by the mutual agreement of the parties by amending Schedule A to this Agreement or otherwise as provided for in writing.

3.

Miscellaneous.

3.1

Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2

Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly, as of the day and year first above written.

ANCORA TRUST

Bradley A. Zucker, President
ANCORA ADVISORS LLC

Frederick D. DiSanto, Chairman and Chief Executive Officer

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Schedule A

To

Fee Waiver Agreement

Between

Ancora Trust and Ancora Advisors LLC

Fund	Limit on Total Operating Expenses
Ancora Income Fund Class I Class S	1.285% 1.00%
Ancora/Thelen Small-Mid Cap Fund Class I Class S	1.39% 1.00%
Ancora Micro Cap Fund Class I Class S	1.60% 1.00%
Ancora Dividend Value Equity Fund Class I Class S	1.00% 0.75%

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PRELIMINARY

ANCORA TRUST

Ancora Income Fund

Revocable Proxy for Special Meeting of Shareholders.  This Proxy Is Solicited on Behalf of the Board of Trustees.

The undersigned hereby appoints Bradley A. Zucker and Joseph M. Spidalieri, and each of them, proxy, with full power of substitution, to vote all shares of stock the undersigned is entitled to vote at the Special Meeting of Shareholders of Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora Microcap Fund, and Ancora Dividend Value Equity Fund, to be held at the offices of Ancora Advisors, LLC, located at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio.  The Meeting will be held on November 23, 2021, at 10:00 a.m. Eastern Time, or at any adjournment thereof, with respect to the matters set forth on this proxy and described in the Notice of Special Meeting and Proxy Statement, receipt of which is hereby acknowledged.

The proposal affecting your Fund is listed on the reverse side.  Be sure to read the detailed discussion of the proposal in the Proxy Statement.

Dated: _______________, 2021

[Name]

[Address]

[City], [State]  [Zip]

(Please sign exactly as name appears at left.  If stock is owned by more than one person, all owners should sign.  Persons signing as executors, administrators, trustees or in similar capacities should so indicate.)

Print Name and Title (if applicable)

Signature

Print Name and Title (if applicable)

Signature

BE SURE TO SIGN YOUR PROXY CARD!

PLEASE COMPLETE AND RETURN THIS PROXY CARD IN THE ENCLOSED ENVELOPE.

Mail to: Ancora Family of Mutual Funds / 8000 Town Centre Dr. Suite 400 / Broadview Heights, OH 44147

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Shares represented by this proxy will be voted as directed by the Shareholder.

IF YOU EXECUTE THIS PROXY AND NO DIRECTION IS SUPPLIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

Please vote by filling in the appropriate box below using blue or black ink or dark pencil.  Do not use red ink.

Proposal 1.

To approve a new investment advisory agreement between the Trust, on behalf of each Fund, and the Adviser.

FOR

AGAINST

ABSTAIN

  ☐

       ☐

       ☐

THANK YOU FOR VOTING

{9918364: }

PRELIMINARY

ANCORA TRUST

Ancora MicroCap Fund

Revocable Proxy for Special Meeting of Shareholders.  This Proxy Is Solicited on Behalf of the Board of Trustees.

The undersigned hereby appoints Bradley A. Zucker and Joseph M. Spidalieri, and each of them, proxy, with full power of substitution, to vote all shares of stock the undersigned is entitled to vote at the Special Meeting of Shareholders of Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora Microcap Fund, and Ancora Dividend Value Equity Fund, to be held at the offices of Ancora Advisors, LLC, located at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio.  The Meeting will be held on November 23, 2021, at 10:00 a.m. Eastern Time, or at any adjournment thereof, with respect to the matters set forth on this proxy and described in the Notice of Special Meeting and Proxy Statement, receipt of which is hereby acknowledged.

The proposal affecting your Fund is listed on the reverse side.  Be sure to read the detailed discussion of the proposal in the Proxy Statement.

Dated: _______________, 2021

[Name]

[Address]

[City], [State]  [Zip]

(Please sign exactly as name appears at left.  If stock is owned by more than one person, all owners should sign.  Persons signing as executors, administrators, trustees or in similar capacities should so indicate.)

Print Name and Title (if applicable)

Signature

Print Name and Title (if applicable)

Signature

BE SURE TO SIGN YOUR PROXY CARD!

PLEASE COMPLETE AND RETURN THIS PROXY CARD IN THE ENCLOSED ENVELOPE.

Mail to: Ancora Family of Mutual Funds / 8000 Town Centre Dr. Suite 400 / Broadview Heights, OH 44147

{9918364: }

Shares represented by this proxy will be voted as directed by the Shareholder.

IF YOU EXECUTE THIS PROXY AND NO DIRECTION IS SUPPLIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

Please vote by filling in the appropriate box below using blue or black ink or dark pencil.  Do not use red ink.

Proposal 1.

To approve a new investment advisory agreement between the Trust, on behalf of each Fund, and the Adviser.

FOR

AGAINST

ABSTAIN

  ☐

       ☐

       ☐

THANK YOU FOR VOTING

{9918364: }

PRELIMINARY

ANCORA TRUST

Ancora/Thelen Small-Mid Cap Fund

Revocable Proxy for Special Meeting of Shareholders.  This Proxy Is Solicited on Behalf of the Board of Trustees.

The undersigned hereby appoints Bradley A. Zucker and Joseph M. Spidalieri, and each of them, proxy, with full power of substitution, to vote all shares of stock the undersigned is entitled to vote at the Special Meeting of Shareholders of Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora Microcap Fund, and Ancora Dividend Value Equity Fund, to be held at the offices of Ancora Advisors, LLC, located at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio.  The Meeting will be held on November 23, 2021, at 10:00 a.m. Eastern Time, or at any adjournment thereof, with respect to the matters set forth on this proxy and described in the Notice of Special Meeting and Proxy Statement, receipt of which is hereby acknowledged.

The proposal affecting your Fund is listed on the reverse side.  Be sure to read the detailed discussion of the proposal in the Proxy Statement.

Dated: _______________, 2021

[Name]

[Address]

[City], [State]  [Zip]

(Please sign exactly as name appears at left.  If stock is owned by more than one person, all owners should sign.  Persons signing as executors, administrators, trustees or in similar capacities should so indicate.)

Print Name and Title (if applicable)

Signature

Print Name and Title (if applicable)

Signature

BE SURE TO SIGN YOUR PROXY CARD!

PLEASE COMPLETE AND RETURN THIS PROXY CARD IN THE ENCLOSED ENVELOPE.

Mail to: Ancora Family of Mutual Funds / 8000 Town Centre Dr. Suite 400 / Broadview Heights, OH 44147

{9918364: }

Shares represented by this proxy will be voted as directed by the Shareholder.

IF YOU EXECUTE THIS PROXY AND NO DIRECTION IS SUPPLIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

Please vote by filling in the appropriate box below using blue or black ink or dark pencil.  Do not use red ink.

Proposal 1.

To approve a new investment advisory agreement between the Trust, on behalf of each Fund, and the Adviser.

FOR

AGAINST

ABSTAIN

  ☐

       ☐

       ☐

THANK YOU FOR VOTING

{9918364: }

PRELIMINARY

ANCORA TRUST

Ancora Dividend Value Equity Fund

Revocable Proxy for Special Meeting of Shareholders.  This Proxy Is Solicited on Behalf of the Board of Trustees.

The undersigned hereby appoints Bradley A. Zucker and Joseph M. Spidalieri, and each of them, proxy, with full power of substitution, to vote all shares of stock the undersigned is entitled to vote at the Special Meeting of Shareholders of Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora Microcap Fund, and Ancora Dividend Value Equity Fund, to be held at the offices of Ancora Advisors, LLC, located at 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio.  The Meeting will be held on November 23, 2021, at 10:00 a.m. Eastern Time, or at any adjournment thereof, with respect to the matters set forth on this proxy and described in the Notice of Special Meeting and Proxy Statement, receipt of which is hereby acknowledged.

The proposal affecting your Fund is listed on the reverse side.  Be sure to read the detailed discussion of the proposal in the Proxy Statement.

Dated: _______________, 2021

[Name]

[Address]

[City], [State]  [Zip]

(Please sign exactly as name appears at left.  If stock is owned by more than one person, all owners should sign.  Persons signing as executors, administrators, trustees or in similar capacities should so indicate.)

Print Name and Title (if applicable)

Signature

Print Name and Title (if applicable)

Signature

BE SURE TO SIGN YOUR PROXY CARD!

PLEASE COMPLETE AND RETURN THIS PROXY CARD IN THE ENCLOSED ENVELOPE.

Mail to: Ancora Family of Mutual Funds / 8000 Town Centre Dr. Suite 400 / Broadview Heights, OH 44147

{9918364: }

PRELIMINARY

Shares represented by this proxy will be voted as directed by the Shareholder.

IF YOU EXECUTE THIS PROXY AND NO DIRECTION IS SUPPLIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

Please vote by filling in the appropriate box below using blue or black ink or dark pencil.  Do not use red ink.

Proposal 1.

To approve a new investment advisory agreement between the Trust, on behalf of each Fund, and the Adviser.

FOR

AGAINST

ABSTAIN

  ☐

       ☐

       ☐

THANK YOU FOR VOTING

{9918364: }